UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000

February 21, 2025

Rolaine Bancroft
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	UBS Commercial Mortgage Securitization Corp. Registration Statement on Form SF-3 (File No. 333-283483)

Dear Ms. Bancroft:

In accordance with Rule 461 under the Securities Act of 1933, as amended, UBS Commercial Mortgage Securitization Corp. (the “Company”), hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 10:00 a.m., Washington, D.C. time, on February 28, 2025 or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to proposed public offering of the securities specified in the above-captioned registration statement. The Company acknowledges that (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURES ON FOLLOWING PAGE]

Very truly yours,

UBS COMMERCIAL MORTGAGE SECURITIZATION CORP.

By:	/s/ Nicholas Galeone
Name: Nicholas Galeone Title: President (Responsible Executive) (Principal Executive Officer), Executive Director and Director

By:	/s/ Racquel Small
Name: Racquel Small Title: Executive Director and Director

cc:	Frank Polverino, Esq.
Kahn Hobbs, Esq.
Chad Eisenberger, Esq.

Shelf Acceleration Request